SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )

THE GORMAN-RUPP COMPANY

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

38 3082 10 4

(CUSIP Number)

Check (X) the following box if a fee is being paid with this statement.       [ ]

Page 1 of 4 Pages

SCHEDULE 13G

CUSIP No 38 3082 10 4

(1)	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Person
	JEFFREY S. GORMAN

(2)	Check (X) the Appropriate Box if a Member of a Group		(A) (B)	[ ] [ X ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
	UNITED STATES (State of Ohio)

	(5)	Sole Voting Power
Number of		296,062
Shares
Beneficially	(6)	Shared Voting Power
Owned by		133,671
Each
Reporting	(7)	Sole Dispositive Power
Person With		296,062

	(8)	Shared Dispositive Power
		133,671

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
	429,733

(10)	Check Box (X) if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			[ X ]

(11)	Percent of Class Represented by Amount in Row 9
	5.03%

(12)	Type of Reporting Person (See Instructions)
	IN

Page 2 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __ )

Item 1 (a)	Name of Issuer:
THE GORMAN-RUPP COMPANY

Item 1 (b)	Address of Issuer’s Principal Executive Office:
305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (a)	Name of Person Filing:
JEFFREY S. GORMAN

Item 2 (b)	Address or Principal Business Office or, if none, Residence:
305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (c)	Citizenship:
UNITED STATES (State of Ohio)

Item 2 (d)	Title of Class of Securities:
COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)	CUSIP Number:
38 3082 10 4

Item 3.	Status of Person Filing.
Not Applicable.
Item 4.	Ownership.
	(a) Amount Beneficially Owned:	429,733

	(b) Percent of Class:	5.03%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	296,062
(ii)	shared power to vote or to direct the vote	133,671
(iii)	sole power to dispose or to direct the disposition of	296,062
(iv)	shared power to dispose or to direct the disposition of	133,671

Page 3 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable X
Response to this Item is contained on the separate sheet(s) attached hereto

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2004
Date

/s/ Jeffrey S. Gorman
Signature

Jeffrey S.Gorman, President & CEO
Name/Title

Page 4 of 4 Pages